VR 3-3-04

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

04002235

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 23 2004 187 SECTION

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TRANS AMERICAN EQUITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4141 North Henderson Road, Suite #8

(No. and Street)

Arlington, Virginia 22203

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Arthur L. Walters (703) 527-5200

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBINSON, JACK H.

(Name — *if individual, state last, first, middle name*)

P. O. Box 9426 McLean, Virginia 22102

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Arthur L. Walters, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trans American Equities Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Mary L. Kelly
Notary Public

My Commission Expires Feb. 28, 2007

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRANS AMERICAN EQUITIES CORPORATION

FINANCIAL STATEMENTS

&

SUPPLEMENTAL DATA

as of

December 31, 2003

JACK H. ROBINSON
Certified Public Accountant
McLean, Virginia

JACK H. ROBINSON

-------------------------------------Certified Public Accountant-------------------------------------

P.O. Box 9426
McLean, Virginia 22102
Telephone (703) 821-1446

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and
Board of Directors of
Trans American Equities Corporation:

We have audited the balance sheet of Trans American Equities Corporation as of December 31, 2003 and the related statements of income and retained earnings, cash flows and changes in shareholders' equity. These financial statements are the responsibility of the Trans American Equities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trans American Equities Corporation at December 31, 2003 and the results of their operations and their cash flows for the year ended, in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year.

Arlington, Virginia
January 20, 2004

EXHIBIT A

TRANS AMERICAN EQUITIES CORPORATION

BALANCE SHEET

DECEMBER 31, 2003

ASSETS

Current Assets:			
Cash		$	107,206
Investments- Equity Securities (Note A-2)	3,300		
Add: Unrealized Gain	0		3,300

Accounts Receivable			

Total Current Assets		$	110,506
			=======

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Current Liabilities:		
Accounts Payable	$	0
Income Taxes		

Total Current Liabilities	$	0

SHAREHOLDERS' EQUITY

Common Shares, Par Value $.01 a share, 10,000 Shares Authorized 8,000 Issued & Outstanding	$	80
Capital in Excess of Par Value		104,920
Net Unrealized Securities Gain		0
Retained Earnings- Exhibit B		5,506

Total Shareholders" Equity		110,506

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	110,506
		=======

The accompanying notes are an integral part of these financial statements.

TRANS AMERICAN EQUITIES CORPORATION

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE FISCAL YEAR ENDED

DECEMBER 31, 2003

Income :		
Investment Advisory Fees	$	24,000
Gain on Sale of Securities		
Interest		797

Total	$	24,797

Expenses:		
Administrative Services		3,651
Consulting Fees		18,600
Registration Fees & Expenses		2,087

Total	$	24,338

Income (Loss) Before Provision for Income Taxes:		459
Provision (Benefit Provided) for Income Taxes		

Net Income	$	459
Retained Earnings - December 31, 2002		5,047

Retained Earnings - December 31, 2003	$	5,506
		======
Earnings (Loss) per share		
Primary	$	0.06
Fully Diluted	$	0.06

The accompanying notes are an integral part of these financial statements.

TRANS AMERICAN EQUITIES CORPORATION

STATEMENT OF CASH FLOWS

FOR THE FISCAL YEAR ENDED

DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	459
Adjustments to reconcile income to net cash provided:		
Accounts Receivable		10,200
Accounts Payable-increase		(9,600)
Net Cash Provided (Used) by Operating Activities:	$	1,059
CASH FLOWS FROM INVESTING ACTIVITIES :		
Sale of Common Stock Held		0
Net Cash Provided (Used) by Investing Activities:	$	0
CASH FLOWS FROM FINANCING ACTIVITIES :		
Net Cash Provided (Used) by Financing Activities:	$	0
Net Increase (Decrease) in Cash	$	1,059
UNRESTRICTED CASH- Beginning of Period		106,147
UNRESTRICTED CASH- End of Period	$	107,206

The accompanying notes are an integral part of these financial statements.

EXHIBIT D

TRANS AMERICAN EQUITIES CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE FISCAL YEAR ENDED

DECEMBER 31, 2003

	Common Stock		ADD'L PAID-IN CAPITAL	UNREALIZED SECURITIES GAIN	RETAINED EARNINGS
	Shares	Amount			
Balance January 1, 2003	8,000	$80	$104,920	$0	$5,047
Realized Gain in Value of Equity Securities Sold					
Unrealized Loss in Value of Equity Securities Held					
Net Income (Loss) (Exhibit B)					$459
	--------	-----	----------	------------	----------
Balance December 31, 2003	8,000	$80	$104,920	$0	$5,506
	======	===	======	========	======

The accompanying notes are an integral part of these financial statements.

TRANS AMERICAN EQUITIES CORPORATION

-Notes to Financial Statements-

December 31, 2003

NOTE A: Significant Accounting Policies

1. Principal of Statement Presentation:

Trans American Equities Corporation, a Virginia corporation, was incorporated in 1983 but did not commence operations until 1984. On October 25, 1984, the Corporation was registered as a Securities Broker/Dealer pursuant to Section 15(b) of the Securities Exchange Act. The Corporation's operational activities have been limited to investment advisory services.

2. Investment Securities:

Investment securities are carried at cost adjusted for amortization of premiums and discounts, both computed by the straight-line method. The Corporation is required to disclose fair value information for balance sheet financial instruments. The fair value of the Equity Securities are based upon market quotations at December 31, 2003. The fair values of the financial instruments may not be indicative of their future fair values.

	Equity Securities
Carrying Value	$ 3,300
Fair Value	3,300

3. Income Taxes:

Prepaid and deferred income taxes are provided for timing differences between income and expenses for financial reporting purposes and for income tax purposes.

NOTE B: Common Stock

On July 23, 1986, the Corporation declared a reverse split of its common stock reducing the authorized 100,000 shares with a par value of $.01 to 10,000 shares with a par value of $.01. All common shares at the time of the reverse split were issued and outstanding and were exchanged at rate of 10 shares of old stock for one share of new. On October 8, 1986, the common shareholders, on a pro rata basis, paid-in an additional $15,000. On December 1, 1989, the common shareholders, on a pro rata basis, again paid-in an additional $15,000.

On January 1, 1996, the Corporation declared a reverse stock split. 10,000 shares of common stock were exchanged at a rate of two shares of old stock for one share of new. Par value remained at $.01 per share. On February 20, 1996, the Corporation sold 2,850 shares of previously unissued stock for $20,000. On March 5, 1998, 150 shares of previously unissued stock were sold for $50,000.

TRANS AMERICAN EQUITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE C

COMPUTATION OF NET CAPITAL

Total ownership equity (Exhibit A)		$	110,506
Deductions:			
Non - Allowable Assets (Accounts receivable)			------------
Net capital before haircuts on security positions		$	110,506
Haircuts on security positions			
Exempt securities			
Other securities	3,300		
Undue concentration			3,300
	------------		------------
Net Capital		$	107,206
			=======

NOTE D

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required		$	0
Minimum dollar net capital requirement		$	5,000
Net capital requirement		$	5,000
Excess net capital			
Net Capital	102,206		
Net capital requirement	5,000	$	107,206
	------------		=======
Excess net capital at 1000%			
Net Capital	107,206		
10% of indebtedness	0	$	107,206
	------------		=======

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities- Exhibit A		$	0
			=====
Total aggregate indebtedness		$	0
			=====
Percentage of aggregate indebtedness to net capital			
Aggregate indebtedness	0		
Net Capital	107,206		0.00%
			=====

JACK H. ROBINSON
Certified Public Accountant
P.O. Box 9426
McLean, Virginia 22102
Telephone (703) 821-1446

SUPPLEMENTAL REPORT

Material Inadequacies

Computation of Net Capital and Reserve Requirements

To the Stockholders and
Board of Directors of
Trans American Equities Corporation:

We have examined the financial statements of Trans American Equities Corporation for the year ended December 31, 2003, and have issued our report dated January 20, 2004. As a part of our examination, we reviewed and tested the Corporation's system of internal accounting and operational procedures with respect to material inadequacies, the prior unaudited internal computation of Net Capital and Reserve Requirements and the computation of changes in stockholders' equity. Our review also took into consideration the audit requirements pursuant to Securities and Exchange Rule 17a-5(d)(1).

We found no material inadequacies as to the Corporation's system of internal accounting controls or its operational procedures.

A reconciliation between the audited computation of Net Worth and 15c3-3 Reserve Requirements and the Corporation's unaudited Part II reflected no differences.

This report is solely intended for use in meeting compliance requirements as set forth in the Securities and Exchange Commission Rule 17a-5(d)(1) and is to be considered an integral part of our report dated January 20, 2004.

Arlington, Virginia
January 20, 2004